_________________________________________________

Lamar M. Chambers Senior Vice President and Chief Financial Officer	Ashland Inc. 50 E. RiverCenter Blvd., P.O. Box 391 Covington, KY 41012-0391 Tel: 859 815-4341, Fax: 859 815-5056

March 20, 2012

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:   Ashland Inc.
Form 10-K for the Year Ended September 30, 2011
Filed November 23, 2011
Form 10-Q for the Period Ended December 31, 2011
Filed January 30, 2012
Response dated February 21, 2012
File No. 1-32532

Dear Mr. Decker:

Set forth below are responses from Ashland Inc. (“Ashland” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated February 28, 2012, concerning Ashland’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011, our Quarterly Report Form 10-Q for the quarterly period ended December 31, 2011 and our response letter dated February 21, 2012.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response.  The Comments are highlighted in bold.

In response to Comment 4, we are submitting materials on a supplemental basis to the Staff.  These materials are being provided under separate cover requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.

Form 10-K for the Year Ended September 30, 2011

General

Comment 1

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Response 1

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of the disclosures or revisions within our responses.  We will also include such disclosures or revisions in our future filings, including interim filings, as applicable, consistent with the responses outlined below.

Ashland Inc.
March 20, 2012

Management’s Discussion and Analysis

Results of Operations – Consolidated Review, page M-6

Use of non-GAAP measures, page M-6

Comment 2

We note your response to comment two in our letter dated January 31, 2012.  You state that EBITDA and Adjusted EBITDA provide a supplemental presentation of cash generated from operating earnings on a consolidated and business segment basis.  Please tell us what consideration you gave to also reconciling these non-GAAP measures to cash flows provided by operating activities from continuing operations.  Refer to Item 10(e)(1)(i)(b) of Regulation S-K.

Response 2

We have noted your comment regarding the consideration of reconciling EBITDA and Adjusted EBITDA to cash flows provided by operating activities from continuing operations.  Management’s intent in disclosing EBITDA and Adjusted EBITDA is to provide a supplemental measurement of operating performance, where net income would be the most directly comparable financial measure.

In our previous response, we included an example of additional disclosure to be included in future filings which included the following language “EBITDA and Adjusted EBITDA provide a supplemental presentation of cash generated from operating earnings on a consolidated and business segment basis.”  To clarify our intent as described in the paragraph above, we will replace this previous sentence with the following disclosure:

“EBITDA and Adjusted EBITDA provide a supplemental presentation of Ashland’s operating performance on a consolidated and business segment basis.”

Operating Income, page M-7

Comment 3

We note your response to comment five in our letter dated January 31, 2012.  Given that your determination of EBITDA as presented in your table on page M-7 also includes adjustments that are not in EBITDA as commonly defined, such as impairment charges and a charge for purchased in-process research and development, we continue to believe that you should retitle this measure to better convey that additional adjustments have been made.  Please also consider using a title such as Covenant Adjusted EBITDA on page M-24 to better convey that additional adjustments are being made to the EBITDA measure shown there as well.

Response 3

We have noted your comment regarding our inclusion of asset impairment and accelerated depreciation charges as well as a charge for purchased in-process research and development in our previous reconciliation of EBITDA.  In future filings, we will include these items in our reconciliation to Adjusted EBITDA rather than EBITDA.  The following is an example of our reconciliation of EBITDA and Adjusted EBITDA to net income on a consolidated basis for the three years ended September 30, 2011.

Ashland Inc.
March 20, 2012

(in millions)	2011	2010	2009
Net income (loss)	$414.0	$141.0	$(261.0)
Income tax benefit	(53.0)	(13.0)	(83.0)
Net interest and other financing expense	121.0	197.0	205.0
Depreciation and amortization (a)	280.0	273.0	285.0
EBITDA	762.0	598.0	146.0
(Income) loss from discontinued operations (net of income taxes)	(358.0)	(53.0)	21.0
Net loss (gain) on acquisitions and divestitures	5.0	(21.0)	(59.0)
Other (income) expense	1.0	(2.0)	86.0
Actuarial loss on pension and other postretirement plan remeasurement	318.0	268.0	409.0
Severance	36.0	11.0	50.0
Environmental reserve adjustments	19.0	-	-
Asset impairment and accelerated depreciation	19.0	7.0	20.0
Casting Solutions transaction and start-up costs	2.0	-	-
Inventory fair value adjustment	16.0	-	37.0
Results of the Hercules business prior to acquisition	-	-	35.0
Charge for purchased in-process research and development	-	-	10.0
Plant closing costs	-	-	4.0
Currency gain on intracompany loan	-	-	(5.0)
Adjusted EBITDA	$820.0	$808.0	$754.0

(a)	Excludes $19 million, $7 million and $20 million of asset impairment and accelerated depreciation during 2011, 2010 and 2009, respectively.

We have also noted your comment regarding the fact that additional adjustments are being made to calculate the EBITDA measure presented for debt covenant purposes.  In order to better convey that these adjustments exist, we will use the title “Covenant Adjusted EBITDA” in our future filings.

Application of Critical Accounting Policies

Goodwill, page M-27

Comment 4

We note your response to comment seven in our letter dated January 31, 2012.  Your response indicates that the total of your discounted cash flow models for each reporting unit summed together exceeded your total market capitalization by 71%.  Please help us better understand how you were able to conclude that the fair values based on your discounted cash flow models were reasonable in light of this difference.  Please address the following:

•
For each reporting unit, please provide us with the estimated fair value based on your discounted cash flow models both including and excluding the control premium.  Please also provide us with each reporting units’ carrying value;

•	Please provide us with a summary of the industry data that you relied upon in determining that a 71% control premium was reasonable;

•
You indicate that one of the factors that led to a difference between the total of the discounted cash flow models and your market capitalization was the impact of divesting lower margin businesses and the acquisition of higher margin less cyclical businesses as well as restructuring activities.  Given that it appears all of these activities were announced, please help us better understand why you do not think they would have already been considered in your market

Ashland Inc.
March 20, 2012

capitalization. Please also tell us how much of the difference between the total of your discounted cash flow models and market capitalization is related to this factor; and

•
Please help us further understand how you considered third party target stock prices in your analysis.  Given that you indicate the implied control premium would have been approximately 45%, it is not clear how you used this to determine that a 71% implied control premium was appropriate.

Response 4

[Redacted.]

Financial Statements

Notes to the Financial Statements

Note A – Significant Accounting Policies

Earnings per Share, page F-17

Comment 5

We note your response to comment eight in our letter dated January 31, 2012.  Please show us what your reported earnings per share amounts would have been for each of the three years ended September 30, 2011 and the three months ended December 31, 2011 if you had used the two-class method for computing earnings per share for your participating securities.

Response 5

We have noted your request to provide the calculation of reported earnings per share amounts under the two-class method. The following table presents the net income earnings per share amounts historically reported using the treasury stock method compared to the earnings per share amounts computed using the two-class method for the periods requested:

	As Reported	As Computed
	Treasury Stock Method	Two-Class Method	Difference
Quarter ended December 31, 2011
Basic earnings per share from net income	$0.783	$0.783	$-
Diluted earnings per share from net income	0.770	0.770	-

Year ended September 30, 2011
Basic earnings per share from net income	$5.275	$5.275	$-
Diluted earnings per share from net income	5.174	5.173	0.001

Year ended September 30, 2010
Basic earnings per share from net income	$1.818	$1.818	$-
Diluted earnings per share from net income	1.783	1.782	0.001

Year ended September 30, 2009
Basic earnings per share from net income	$(3.600)	$(3.616)	$0.016
Diluted earnings per share from net income	(3.600)	(3.616)	0.016

Ashland Inc.
March 20, 2012

Note C – Divestitures

Casting Solutions Joint Venture, page F-22

Comment 6

We note your response to comment nine in our letter dated January 31, 2012.  Please also further clarify in your disclosures what your initial investment amount was in this joint venture as well as how you determined this amount.  Specifically, it is not clear if you recorded the initial investment amount based on the total fair market value of the net assets contributed to the joint venture, including the portion for which you recorded a gain.  Please also address what consideration you gave to ASC 970-323-30-1 through 6 in accounting for your contribution of businesses to this joint venture, including in determining whether a gain should be recorded and the amount of gain to record.

Response 6

We have noted your request for further clarification around the amount of our initial investment and how it was determined.  Upon the formation of the new ASK Chemicals joint venture (“ASK Chemicals”), we recorded our initial interest in ASK Chemicals at approximately $120 million, which was based on the fair value of the net assets of our contributed Casting Solutions business, as well as the carrying value of our 50% equity interest in the existing ASK joint venture.  The fair value of the contributed Casting Solutions business was determined based on various third party valuation methodologies that primarily included the use of discounted cash flow models.  In future filings, we will expand our disclosure to include the following statement:

“Upon formation of the expanded global joint venture, Ashland used valuation methodologies for certain contributions that primarily consisted of various discounted cash flow models in recording its equity interest at approximately $120 million.  This investment basis was based on the fair value of the net assets of the Casting Solutions business group as well as the carrying value of Ashland’s 50% equity interest in ASK.”

We have also noted your inquiry regarding the consideration given to ASC 970-323-30-1 through 6 in accounting for our contribution to the joint venture, including the determination that a gain should be recorded.  In determining the appropriate accounting treatment for this transaction, we reviewed this section of the U.S. GAAP Codification, but ultimately concluded that the guidance disclosed in ASC 970-323-30 provides treatment for transactions related specifically to real estate ventures.  Since the formation of ASK Chemicals included only a nominal amount of real estate, as well as the fact that the ongoing operations of ASK Chemicals do not involve real estate transactions, we determined that this specific guidance did not apply to the joint venture formation.

We determined that the recognition of a gain was appropriate based on the deconsolidation guidance included in ASC 810-10-40-5.  This gain related solely to the deconsolidation of the Casting Solutions business, as there was no gain or loss recognized with regard to the operational and governance changes in Ashland’s 50% equity interest in the pre-existing ASK joint venture.

Note E – Unconsolidated Affiliates, page F-25

Comment 7

We note your response to comment 10 in our letter dated January 31, 2012.  In determining whether to provide the disclosures called for by ASC 323-10-50-3 for each of your investees, you assessed the impact that each unconsolidated affiliate has individually, and in the aggregate, on certain key financial performance metrics which include net income, income from continuing operations, operating income, EBITDA, Adjusted EBITDA, Covenant EBITDA and free cash flow.  Please also confirm that you considered the impact on your income (loss) from continuing operations before income taxes in determining that additional disclosures did not need to be provided for each of your investees.

Ashland Inc.
March 20, 2012

Response 7

We have noted your comment regarding our assessment on the impact to income (loss) from continuing operations that each unconsolidated affiliate has individually, and in the aggregate.  We confirm that in our assessments we considered the impact on Ashland’s income (loss) from continuing operations before income taxes in determining that additional disclosures were not needed for any of our investees since the operating results for these investees were not significant compared to this caption for all applicable periods.

Note L – Income Taxes, page F-36

Comment 8

We note your response to comment 12 in our letter dated January 31, 2012.  Regarding the $60 million of tax expense incurred related to the repatriation of foreign earnings in 2011, you previously determined that these earnings were permanently reinvested.  Please provide us with a breakdown of each country that this $60 million relates to as well as how you determined the earnings were permanently reinvested.  Prior to the repatriation in 2011, please provide us with a summary of the evidence you relied upon in determining that these earnings were permanently reinvested.  You should address your specific plans for reinvestment for these undistributed earnings that demonstrated remittance of the earnings would be postponed indefinitely.  Refer to ASC 74-30-25-17.

Response 8

A breakdown of the foreign earnings related to the $60 million of tax expense is summarized in the table below.  As noted in our previous response, the foreign earnings related to the $60 million of tax expense were generated by various foreign subsidiaries within Ashland’s Dutch holding company structure. Within this structure, certain entities are treated as corporations for local country tax purposes, but are disregarded entities for U.S. tax purposes.  Income or losses from these disregarded entities are accumulated at the holding company level regardless of whether an actual cash distribution has been made which allows negative earnings to be netted against positive earnings for purposes of calculating U.S. tax.

Country	Income / (Loss) ($ in millions)
Australia	$41
Brazil	46
Canada	144
China	37
Denmark	12
Finland	(23)
France	(53)
Netherlands	196
Spain	48
Other	25
Total	$473

As we described in our prior response, two events triggered tax expense of $60 million to be recorded during the year ended September 30, 2011.  First, Ashland sold its Distribution business during the quarter ended March 31, 2011 which resulted in cash proceeds of $139 million being received by foreign entities.  In this same quarter, Ashland made the determination that it did not intend to permanently reinvest this cash; therefore, $12 million of tax expense was recorded for the eventual repatriation of the cash related to this one-time event.  Second, Ashland purchased International Specialty Products Inc. (“ISP”) during the quarter ended September 30,

Ashland Inc.
March 20, 2012

2011.  In this same quarter, Ashland made the determination that certain foreign earnings could be repatriated in a tax efficient manner to help fund this acquisition. Accordingly, Ashland recorded $48 million of additional tax expense during the quarter ended September 30, 2012 related to this event. The taxable dividend distribution related to the $60 million of tax expense totaled $646 million as detailed below.

Under U.S. tax law, distributions are treated as taxable dividends to the extent they represent earnings from the distributing entity.  Additionally, the taxable portion of a foreign dividend includes a gross-up for the foreign taxes paid, which are then allowed as a credit against the U.S. tax liability. Ashland’s  taxable dividend during the quarter ended September 30, 2011 was $646 million ($473 million summarized in the table above plus a gross-up of $173 million), which resulted in total U.S. tax of $53 million, net of foreign tax credits.  In addition, we incurred Canadian withholding taxes of $7 million related to the distribution, which when combined with the $53 million of U.S. tax equals total tax expense required of $60 million. As previously described, $12 million of the tax required on the fourth quarter distribution of $60 million was accrued during the quarter ended March 31, 2011 and an additional $48 million was accrued during the quarter ended September 30, 2011.

Prior to the sale of the Distribution business and the ISP acquisition, Ashland’s intent was to permanently reinvest the earnings related to the $60 million of tax expense to fund and grow our foreign operations.  In general, foreign earnings are used by Ashland’s foreign operations to fund working capital, capital expenditures, acquisitions and other operational needs.  It should be noted that cash can be transferred between foreign countries without adverse tax consequences; therefore, Ashland’s assertion as to whether earnings in a specific foreign country are permanently reinvested takes into account our global foreign cash needs. For example, Ashland’s Dutch holding company structure allows cash to be tax efficiently redeployed to fund growth outside the U.S.

At the end of fiscal year 2010, Ashland had a number of plants operating at close to full capacity as the Company attempted to meet market demand for many of its key products.  For example, Ashland opened a new facility in Nanjing, China in fiscal year 2010 which manufactures products for the Ashland Specialty Ingredients business.  By the end of 2010, the Nanjing, China facility was already at or approaching full capacity.  To help support future foreign business growth and due to the amount of time required to complete capital projects (typically one to two years), Ashland generally forecasts capital expenditure needs over a three-year period.   At the end of fiscal year 2010, Ashland estimated that over the next three years it would spend at least $300 - $350 million for capital expansion outside the U.S.  Moreover, the average annual capital expenditures for the prior three fiscal years were $178 million.  These amounts include routine maintenance, regulatory compliance, capacity expansion and new plants.  Specific projects included in the capital expenditure forecasts, which were intended to be funded by earnings accumulated in the Dutch holding company structure, included the following:

•  Capacity expansions at our Jiangmen and Nanjing, China plants
•  Capacity expansion at our Alizay, France plant
•  New plant in Dagang, China
•  Production shift to our Changzhou, China plant
•  New technical center in Paulinia, Brazil
•  New warehouse in Aracariguama, Brazil

At the end of fiscal year 2010, increased working capital requirements related to Ashland’s foreign operations were estimated to be $30 million annually for fiscal years 2011 through 2013 to support on-going international growth.

In addition to capital expansion and working capital needs outside the U.S., Ashland intends to use foreign cash to help fund future acquisitions outside the U.S.  During fiscal year 2010, Ashland was in active discussions concerning an acquisition in Asia in the $75 to $125 million range and also reviewed a number of

Ashland Inc.
March 20, 2012

other acquisition opportunities outside the U.S.  Moreover, since fiscal year 2010 Ashland has held advanced discussions on several potential acquisitions outside the U.S. including the following:

•  Continued discussions on the previously referenced acquisition target in Asia,
•  Acquisition in Europe in the $150 to $225 million range, and
•  Acquisition in Brazil in the $25 to $50 million range.

While Ashland did not ultimately complete any of these transactions, we expect to continue to pursue acquisitions outside the U.S., and ultimately to complete some of these transactions.

The presumption in ASC 740-30-25-3 that all undistributed earnings will be transferred to the parent entity and subject to U.S. tax may be overcome if evidence shows that the earnings have been or are intended to be reinvested.  At September 30, 2010, Ashland had detailed plans to reinvest foreign earnings which included working capital requirements, capital expenditures and acquisitions, as discussed above.

Comment 9

You also concluded as of September 30, 2011 that $86 million of foreign earnings are permanently reinvested.  Please provide us with a breakdown of each country that this $86 million relates to as well as how you determined the earnings are permanently reinvested.  Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested.  You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely.  Refer to ASC 740-30-25-17.

Response 9

The $86 million of permanently reinvested foreign earnings as of September 30, 2011 was composed of earnings from foreign subsidiaries in ten countries.  The breakdown by country is as follows:

Country	Amount ($ in millions)
Brazil	$34
The Netherlands	21
China	14
Russia	7
Other (Six countries, $ 3 million or less individually)	10
Total	$86

The repatriation Ashland made during the quarter ended September 30, 2011 (discussed more fully above in our response to Comment 8) was from its Dutch holding company structure, which owns primarily historical Ashland subsidiaries.  The majority of the $86 million of permanently reinvested earnings listed above comes from subsidiaries of Hercules Incorporated (“Hercules”) which Ashland acquired in fiscal year 2009. These historical Hercules subsidiaries are not held within Ashland’s Dutch holding company structure.  In a large number of countries, Ashland has both historical Ashland and historical Hercules subsidiaries.  Thus, some countries are included both in the listing of countries from which earnings were repatriated during the year ended September 30, 2011, in our response to Comment 8 above, and as part of the remaining $86 million in permanently reinvested earnings; this is primarily due to the fact that the distribution repatriated the earnings of the historical Ashland subsidiaries, but not the historical Hercules subsidiaries.

Ashland Inc.
March 20, 2012

The majority of the earnings permanently reinvested in Brazil (approximately $25 million) have been directly reinvested in the non-cash assets (i.e. working capital and/or property, plant and equipment) of the local operations.  The remaining earnings (approximately $9 million) are currently being maintained in Brazil for future use in Brazil or redeployment in our other foreign operations.

All of the earnings in the Netherlands have been permanently reinvested in the non-cash assets of the local operations.  The Dutch entity to which these permanently reinvested earnings relate has been and continues to be in a significant cash deficit position and is not in a position to repatriate these earnings.

The Chinese permanently reinvested earnings are primarily reinvested in the non-cash assets of the local operations.  Due to the cost and challenges of financing operations in China from outside of China, to the extent Ashland has excess cash in its Chinese subsidiaries, it redeploys such cash to its other Chinese operations.  Also, as more fully discussed above in response to Comment 8, Ashland has significant expansion plans in China that will require near-term funding.

The Russian subsidiary has directly invested approximately half of its permanently reinvested earnings in the non-cash assets of the local operations.  Due to the cost and difficulty of financing operations in Russia from outside of Russia, Ashland maintains cash in Russia to provide for future expected business needs.

The remaining permanently reinvested earnings total less than $10 million.  These amounts are relatively immaterial based on the size of Ashland’s foreign operations, which have net assets of $3.4 billion, and are being used in the foreign operations.

The presumption in ASC 740-30-25-3 that all undistributed earnings will be transferred to the parent entity and subject to U.S. tax may be overcome if evidence shows that the earnings have been or are intended to be reinvested.  As discussed more fully above in response to Comment 8, Ashland has detailed plans to fund projected foreign growth and investments initially from foreign earnings and then, to the extent necessary, from other sources.  The $86 million in permanently reinvested earnings Ashland reported at September 30, 2011 have been and are intended to be used to fund foreign growth plans and investments.

Note N – Litigation, Claims, and Contingencies

Asbestos Litigation

Hercules Asbestos-Related Litigation, page F-46

Comment 10

We note your response to comment 14 in our letter dated January 31, 2012.  Your response indicates that the significant reductions in the liability were primarily due to changes in the mix of claims types and a decline in your expenses with respect to this litigation.  The summary of Hercules’ asbestos claims activity provided on page F-46 shows minimal activity in claims in 2009 through 2011.  For example, in 2011, there were two claims filed and one claim dismissed and in 2010, there was only one claim dismissed.  In this regard, please help us better understand the factors which resulted in significant reductions in the liability.

Response 10

We have noted your request to better understand the factors that resulted in reductions to the Hercules asbestos liability.  For reference purposes, we have included below the Hercules claims table you referred to in comment 10 from our 2011 Form 10-K filing:

Ashland Inc.
March 20, 2012

(In thousands)	2011	2010	2009	(a)
Open claims - beginning of year	20	21	27
New claims filed	2	-	1
Claims dismissed	(1)	(1)	(7)
Open claims - end of year	21	20	21

(a) Beginning of year represents acquisition date of November 13, 2008.

Claim activity presented in the table is in thousands and Ashland’s reporting convention is to round such claims to the nearest thousand.  During fiscal 2011 over 2,300 new Hercules claims were filed while over 1,000 Hercules claims were resolved.  During fiscal 2010, approximately 500 new claims were filed and approximately 1,500 claims were resolved.

During 2011 and 2010, Ashland experienced both favorable changes in disease categories for pending and resolved Hercules asbestos-related claims and a decline in the average asbestos-related claim expenditures incurred for these claims compared to Hercules’ experience in periods prior to the acquisition. These were the primary factors that contributed to the 11% and 14% decline in the net Hercules asbestos liability position for fiscal 2011 and 2010, respectively.

One of the key aspects of the methodology used to establish and update the Hercules asbestos reserve is an annual actuarial examination of claims filed, dismissed and settled. The number of claims that involve non-malignant claimants as opposed to those with specific types of malignancies is a critical aspect of this analysis.  Furthermore, although the estimate is based upon a 50-year model, the asbestos reserve is heavily impacted by claims filed and resolved in the most recent years.  Finally, while we perform an annual actuarial examination of claims and asbestos expenditure data, we monitor actual performance versus our estimates to determine if there are any changes in trends which would require adjustment to the estimated asbestos liability.

The recent favorable trends in the factors noted above have been reflected in the assumptions used to develop the estimated asbestos liability in fiscal 2011 and 2010.  The resulting reductions in the estimated asbestos liability of $44 million and $48 million in the years ended September 30, 2011 and 2010 due to favorable trends in assumptions noted above were determined to be changes in estimates as defined in ASC 250-10.

Other Legal Proceedings and Claims, F-49

Comment 11

We note your response to comment 15 in our letter dated January 31, 2012.  In a similar manner to your response, please disclose that there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred with respect to the matters described under the heading “Other Legal Proceedings and Claims” on page F-49; however, such potential losses were immaterial.  In addition, losses already recognized with respect to such matters were also immaterial.

Response 11

We have noted your request for further disclosure related to the possibility of Ashland incurring additional losses related to other legal proceedings and claims.  In future filings, we will expand our disclosure to include the following, as applicable:

“In addition to the matters described above, there are other various claims, lawsuits and administrative proceedings pending or threatened against Ashland and its current and former subsidiaries.  Such actions are with

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March 20, 2012

respect to commercial matters, product liability, toxic tort liability, and other environmental matters, which seek remedies or damages, some of which are for substantial amounts.  While Ashland cannot predict with certainty the outcome of such actions, it believes that adequate reserves have been recorded and losses already recognized with respect to such actions were immaterial as of September 30, 2011 and 2010.  There is a reasonable possibility that a loss exceeding amounts already recognized may be incurred related to these actions; however, Ashland believes that such potential losses were immaterial as of September 30, 2011 and 2010.  For more information on these claims, see the Legal Proceedings section of Form 10-K (Part I, Item 3).”

Form 10-Q for the Period Ended December 31, 2011

General

Comment 12

Please address the above comments in your interim filings as well, as applicable.

Response 12

As requested, we will address all the above comments in our interim filings, as applicable.

Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and that Ashland may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call David A. Rines, Senior Counsel, or Michael A. Meade, Assistant Controller, at (859) 815-5100 and (859) 815-3402, respectively, if you have any questions regarding this submission.

Sincerely,

/s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

cc:         Nudrat Salik, Staff Accountant